Exhibit 99.8
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Algonquin Power & Utilities Corp. (the “Corporation”) on Form 40-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Darren Myers, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 7, 2025	By: /s/ Darren Myers Name: Darren Myers Title: Chief Financial Officer